UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Novatel Wireless, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

9645 Scranton Road, Suite 205
Address of Principal Executive Office (Street and Number)

San Diego, California 92121
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 17, 2008, Novatel Wireless, Inc. (the “Company” or the “Registrant”) announced that the audit committee of its board of directors had completed its review of the Company’s revenue cutoff procedures, internal control and accounting related to certain customer contracts. Subsequent to this announcement, the Company’s principal executive officer and its principal financial and accounting officer concluded that there were several control deficiencies in the Company’s internal control over financial reporting that in the aggregate constituted a material weakness and, therefore, the Company’s disclosure controls and procedures were not effective as of March 31, 2008. As a result, the Company required additional time to complete its Quarterly Reports on Form 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008. The Quarterly Reports on Form 10-Q for the periods ended March 31, 2008 and June 30, 2008 were filed with the Securities and Exchange Commission on November 10, 2008. The Company presently expects to file its Quarterly Report on Form 10-Q for the period ended September 30, 2008 on or before November 17, 2008.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth Leddon	(858)	812-3400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant presently expects to report results of operations for the three and nine month periods ended September 30, 2008, as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	(in thousands, except per share data)
	2008*	2007	2008*	2007
Revenue	$78,398	$104,616	$255,858	$311,891
Operating income (loss)	$(2,440)	$12,596	$553	$38,987

*	Preliminary results, subject to change.

The expected declines in the Company’s results of operations for the three and nine month periods ended September 30, 2008 as compared to the same periods in 2007 are attributable primarily to a decrease in sales for the Company’s EV-DO products and an increase in cost of revenue as a percentage of revenue resulting from the rate of decrease in the average per unit selling prices for products exceeding the rate of decrease in the average per unit cost of revenues. Additionally, the Company’s results of operations were lower as a result of the professional fees and expenses associated with the recently completed accounting review by the Company’s audit committee as noted above. We are not presently able to estimate net income for the three months ended September 30, 2008, because we are finalizing our tax provision for this period.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements made in this notification that are not historical facts, including statements accompanied by words such as “preliminary,” “expect,” “will,” “believe,” “intend” or similar words are forward-looking statements. The information presented in this notification related to the Company’s expected results of operations for the three and nine month periods ended September 30, 2008 are forward-looking statements. These forward-looking statements involve risks and uncertainties and the Company cautions you not to place undue reliance on these forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements contained in this notification, including the factors set forth in Novatel Wireless’ filings with the United States Securities and Exchange Commission (available at www.sec.gov), including its Annual Report on Form 10-K for the year ended December 31, 2007, and its Quarterly Reports on Form 10-Q for the periods ended March 31, 2008 and June 30, 2008, and other regulatory agencies. The Company does not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of this notification.

Novatel Wireless, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 12, 2008	By	/s/ Kenneth Leddon
Kenneth Leddon
Senior Vice President and Chief Financial Officer

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